Exhibit 21.1

Subsidiaries of Seven Networks, Inc.

Name	Jurisdiction

Seven Networks (UK) Ltd.	Delaware

Seven Networks (France) SARL	France

Seven Networks GmbH	Germany

Seven Networks K.K.	Japan

Seven Networks (Asia Pacific) Pte. Ltd.	Singapore